EVEREST

199 SOUTH LOS ROBLES AVENUE, SUITE 200 - PASADENA, CALIFORNIA &NBSP;91101

TEL (626) 585-5920 - FAX (626) 585-5929

November 27, 2019

VIA EDGAR Upload

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:Hartman Short Term Income Properties XX, Inc. (“Subject Company”)
Schedule TO filed by Everest REIT Investors I, LLC (“Purchaser”)
Filed November 18, 2019; File No. 005-91208

Dear Ms. Chalk:

This letter responds to the Staff's comments conveyed in your letter of November 22, 2019. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

1.The Purchaser was not organized for the purpose of making this tender offer or any particular tender offer, and the Purchaser is making this tender offer solely on its own behalf and for its own account (i.e., no other person beneficially owns the securities). The Purchaser does not rely on its Manager for any financing and has operations and assets apart from those related to the offer.  As indicated in the Current Issues and Rulemaking Projects Outline referenced in the comment, under such circumstances, the bidder’s control persons are not ordinarily considered to be bidders, and other than its status as a control person, Everest REIT Properties, LLC does not have factors that indicate a bidder status.  Everest Financial, Inc. performs solely administrative functions as depositary; it has no role that would indicate a bidder status. Therefore, we have concluded that the Purchaser is the only bidder to be identified.

2.The two alternative Forms of Transfer Agreement differ only in that in one of them, in Box 1, there are specific lines provided for the Shareholder Name, Address, and City/State/Zip, and in the other form that area is blank. The two forms are in included because at the time of filing the Schedule TO-T, we do not know whether or not the printer that will print the agreements will have the ability, or whether the Subject Company will permit it, to print the shareholder address directly onto the agreement so that it appears in a window envelope, which is the preferred method because it helps decrease errors in processing tendered agreements. After the Subject Company responds to our request under Rule 14d-5, we can determine the printer and determine whether such printer can print onto the form of Transfer Agreement in the blank space provide, or if the form with the specified name and address lines must be used.

Response-SEC Comments 2019.11.27

OFFICE OF MERGERS AND ACQUISITIONS

SECURITIES AND EXCHANGE COMMISSION

November 27, 2019

3.We do not believe that the Staff’s comment is appropriate as it purports to promote an unfavorable opinion of arbitration as risky without reference to applicable authority or data, as opposed to beneficial to efficient dispute resolution. The Staff’s comment contradicts the “federal policy favoring arbitration” as embodied in the Federal Arbitration Act. See Shearson/American Express v. McMahon, 482 U.S. 220 (1987). We also strongly disagree that, compared to litigation, an arbitration would be more costly, would have any material impact on access to information, or would discourage the making of a claim. We should not be asked to express opinions with which we disagree. Furthermore, it is not appropriate to use a tender offer disclosure document to express opinions regarding the advantages and disadvantages of arbitration compared to litigation as a dispute resolution method.

Further, any imbalances between bidder and shareholder resources would exist regardless of the arbitration provision, so such topic is not relevant to the arbitration provision. We do not believe it would be appropriate for bidders to admonish shareholders that they may have lesser, or greater, resources than the bidder has.

Also, we believe that it is obvious to any reader that a clause in a contractual agreement that specifies a particular forum for bringing claims has the effect of preventing a party to the agreement from bringing a claim in a different forum – that is literally what the provision states. Therefore, that fact does not need to be repeated or explained in different terms.

We do not believe that it is practicable to address “any uncertainty” regarding what any court might do. Under Shearson/American Express v. McMahon, the proposition that arbitration would not be enforced seems quite remote, but in any event it is not appropriate for the bidder to be asked to speculate on the matter.

Similarly, although it is unclear what is meant by “the impacts of limitations on claims arising under other applicable state or federal laws,” this comment seems to seek a broad, comprehensive and speculative review of multiple laws in multiple jurisdictions that is neither practical nor appropriate to request from a bidder.

We believe that a bidder may assume that shareholders have the basic understandings of contracts, litigation and arbitration that a reasonable person would have, and that we are not obliged to provide a tutorial on such topics in our tender offer documents. If a shareholder wishes to understand such law more thoroughly and how it might apply specifically to them in their jurisdiction, they are of course at liberty to engage legal counsel to provide such legal advice. Furthermore, tendering shares into the offer is completely voluntary; if a shareholder dislikes or does not understand arbitration, the shareholder need not tender. We respectfully decline to make statements that interpret such body of law; it would not be fair or appropriate to require bidders to make advance legal interpretations of hypothetical situations that might prejudice a position they wish to take if an actual dispute arose.

Response-SEC Comments 2019.11.27

OFFICE OF MERGERS AND ACQUISITIONS

SECURITIES AND EXCHANGE COMMISSION

November 27, 2019

4.In view of the Staff’s comment, the offer has been amended.

5.As stated in Exchange Act Release No. 43069 (“Release”), Rule 14e-1(c) does not define “promptly.” The second paragraph of Section II.D of the Release is directly applicable to the Subject Company. The Subject Company’s securities are not listed on any exchange or interdealer quotation system, and as such it is subject to the same type of transfer delays that applied to the SEC-registered, unlisted limited partnerships that were commonplace in 2000, when the Release was issued. Based on feedback from shareholders, transfer agents, and other companies that make similar investments, we believe that our practices are consistent with the financial community for the settlement of transfers of these types of illiquid, unlisted securities. The Purchaser is a third party; we have no affiliation with the Subject Company. As we stated in our disclosure, we do not control the transfer process. Consistent with the recommendations of the Release, we disclosed the anticipated time frame for settlement. Therefore, we believe our offer complies with Rule 14e-1(c) and with the guidance provided by the Release.

Furthermore, the primary impediment to faster payment, in our opinion, is that the transfer agent has no standard of performance for non-routine transfers such as those resulting from a tender offer, and in our opinion the transfer agent consistently fails to meet its requirements under Exchange Act Rule 17Ad-2 to give non-routine transfers diligent and continuous attention. If the Staff is concerned about the prompt payment for these types of purchases, we respectfully suggest that the appropriate focus of the Staff’s attention would be the transfer agent.

6.In view of the Staff’s comment, the offer has been amended. Please note that the text referring to “the Purchaser’s description of its valuation methodology” was an error, which has been corrected in the amendment. As stated elsewhere, the Purchaser did not perform a valuation. In addition, we note that the Purchaser has clearly disclosed the Subject Company’s own estimate of value, the fact that the Purchaser did not perform its own value analysis, and a summary of the information considered by the Purchaser in setting the offer price. We believe this satisfies the requirements of Regulations 14D and 14E, and the guidelines set forth in the Release.

As a bidder that has no affiliation with the Subject Company and relies exclusively on public information about the Subject Company, we do not believe we are required to specify how we considered and weighed every bit of information about the Subject Company that we reviewed, nor would we be able to provide such a description. The offer price is not set in such a formulaic manner. For example, in regards to the Staff’s suggestion that the disclosure explain how the pending mergers were considered, we do not believe we are required to explain whether we considered them likely to have a positive, negative or neutral effect on the Subject Company’s value, prospects for a future liquidity event, Share value, etc., which is purely a matter of the Purchaser’s opinion and speculation.  The Purchaser has described the publicly available information that it reviewed, and has pointed out the factors from such

Response-SEC Comments 2019.11.27

OFFICE OF MERGERS AND ACQUISITIONS

SECURITIES AND EXCHANGE COMMISSION

November 27, 2019

information that were considered in the Purchaser’s determination of an offer price. We believe that the disclosure more than adequately summarizes how the offer price was determined, consistent with the guidance in the Release.

7.In view of the Staff’s comment, the offer has been amended. The reference in the comment to the different share numbers disclosed by the Subject Company is unclear, since either number would be less than the number of shares that the Subject Company expects to issue in the merger and therefore would be less than a majority.

8.In view of the Staff’s comment, the offer has been amended.

9.In view of the Staff’s comment, the offer has been amended.

10.In view of the Staff’s comment, the offer has been amended.

11.In view of the Staff’s comment, the offer has been amended.

12.In view of the Staff’s comment, the offer has been amended.

13.In view of the Staff’s comment, the offer has been amended.

An amendment to our Schedule TO is being filed concurrently herewith. We do not believe that the amendment constitutes a material change. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

Very truly yours,

/S/ CHRISTOPHER K. DAVIS

Christopher K. Davis

Executive Vice President and General Counsel

CKD:ckd

Response-SEC Comments 2019.11.27